Hobbydb Corp

Form C-AR for the Financial Year ended 12/31/2020

Hobbydb Corp

1500 S Vona Ct

Superior, CO 80027

www.hobbyDB.com

1. Name of issuer:

hobbyDB Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ?

No

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Name: Ted Huffman   Dates of Board Service: July 2020 to present
Principal Occupation: President
Employer: Dates of Service: June 2012 - Present
Employer's Principle Business: Addion

https://www.linkedin.com/in/gototedhuffman/

Name: Peter Reschke   Dates of Board Service: July 2020 to present
Principal Occupation: Retired
Employer: Dates of Service: N/A
Employer's Principle Business: N/A

Peter worked for 13 years at IBM in various sales positions winning Salesman of the Month and in his last Salesman of the Year awards. He then co-founded SOFTPRO, a specialist banking software provider with clients around the world and offices in Asia, Europe, North and South America. After 31 years with SOFTPRO where he was Head of Sales and Managing Director, the company was sold in 2014 to Kofax. He is now a Director of Hobbydb Corp.

Name: Christian Braun   Dates of Board Service: 2013 to present
Principal Occupation: CEO
Employer: Dates of Service: 2013 - Present
Employer's Principle Business: hobbyDB

https://www.linkedin.com/in/christianbraun

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Name: Christian Braun

Title: CEO   Dates of Service: 2013 to present

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christian Braun	4,896,309 Common and Preferred	29.4

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We are home to more than 480K collectors who use hobbyDB to research and manage their collections.

What makes us different from the other platforms is our foundation - a database of every collectible ever made supercharged by a price guide. Built and maintained by the most awesome community of super-fans and collectors around, our goal is to add 100 Million collectibles to the database by 2025 (and 100 billion by 2050).

Our army of more than a thousand volunteers is the heart of hobbyDB. These fearless souls make up a dedicated task force with special powers that help keep hobbyDB data as accurate and organized as possible.

With the community's help, the database has grown to cover a huge 586,000 collectibles and their related subjects, plus 4.4 million price points.

Get to know the solution for the $450 billion collectible and licensed goods market.

It's larger than every marketplace that you know of. Almost 3x that of Etsy.

And collectors are loving it!

With all of this data, hobbyDB is now the authoritative resource for the following collectible brands such as Funko or Hard Rock Cafe.

What our collectors are saying about us -

Since the beginning, we've always wanted to give our collectors the opportunity to own a part of the project. So when crowdfunding became possible, we knew it was the right step to take for our community. And now, we have 989 community members who own a piece of hobbyDB.

As we move forward, we want to continue to ensure that fellow collectors, community members, contributors and volunteers always have the opportunity to own a piece of what they use every day and are helping to build.

Organize your collection, exactly the way you want it.

With hobbyDB's advanced collection management tools, you'll always have a detailed record of the items you own, accessible with just a few clicks!

And, with the power of the database at your fingertips, you'll be able to see even the slightest variation, which can sometimes make a HUGE difference in the value of your item.

No other resource goes to that level of detail.

And with the Wishlist, you will never again miss an item that you need when it comes up for sale.

Our community's wish lists already represent the potential of $767m in marketplace sales.

Know exactly how much your collection is worth!

Price Tracker - Using the hobbyDB price tracker, see how much any of your favorite collectibles are worth and how their values change over time.

You can also chart the value of your collection and track the value of your top ten items over time.

The price guide now has 4.4M estimated values and we have plans to grow it to 10M price points by 2021. Currently the price points come from hobbyDB and other online marketplaces, and we are adding the ability to add retail prices, auction house prices and printed price guides to the database.

Show your collection to the world.

Curate and display your collection the way you like to.

Collectors have never really had one place to show off all of their collection to their online communities. Now with the hobbyDB Showcase, members can customize the way they display their collections to the world.

Buy & Sell with confidence!

The Marketplace.

Harness the power of the database to find the exact item you're looking to add to your collection or sell off to a new home.

How we make money - Conquering one collectible segment at a time

Our first collectible segment is already profitable for us, representing an annual contribution of $249,700 and growing. That is $11.35 per Funko database entry. If we can replicate this process with no other improvements and no new data for the other existing database entries, hobbyDB will earn a net contribution of $45.7m.

FUTURE PLANS FOR THE BUSINESS

Add even more data to the database

We've got more than 1 million data donations to add to the database. From Comics to film posters, be on the lookout for more of your favorite collectibles in the database in the new year.

Become the ultimate collectible influencers

With thousands of users, we're uniting to create a powerful sphere of influence. We've already partnered with big names in the collectibles industry -- Funko, Hard Rock, Mego, and Topps -- and with the power of our user network, we'll continue to offer valuable input on what true fans want to see created next.

Add even more price points to the price guide

With more than four million price points added to the database already, we're well on our way to becoming the ultimate price guide for collectibles. And with our newest auction house partner, Heritage Auctions, we will be able to double the number of price points in the guide.

Be THE place for every collector to host their collection and wish list (and eventually sell them)

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- We are subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

- Risks Relating to the Company and Its Business

  We have a limited operating history.

  We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

- We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

  There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

- Our business depends on our ability to maintain and scale our technical infrastructure.
  Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

- Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.
  As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

- We have historically experienced net operating losses and may not be profitable for the foreseeable future.

  We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

- The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

  In order to achieve our long-term goals, we may need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

- Our future plans rely upon assumption and analyses prepared by our management.
  Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:
  - Whether we can obtain sufficient capital to sustain and grow its business
  - Our ability to manage the company's growth
  - Whether we can manage relationships with key vendors that are needed to provide our services
  - Competition
  - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel
  - The overall strength and stability of domestic and international economies
  - Consumer spending habits

- You will not have significant influence on the management of the company.
  The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

- An investment in our securities is speculative and there can be no assurance of any return on investment.

  Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

- Our management has broad discretion with regards to the use of proceeds in this offering.
  Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

- Coronavirus. We do not know the impact the pandemic will have on our business but assume that with people confined to their home we will benefit from more traffic and attention to hobbies.

- We depend on the efforts of our small management team.

  Our future success depends on the efforts of a small management team. The loss of services of any member of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

17.What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Common	5,681,289	(34.27%)
Preferred	10,284,568	(62.04%)
Warrants	56,117	(0.34%)
Options / Allocated	378,546	(2.28%)
Options / Not allocated	177,010	(1.07%)

Describe any other rights:

All shares have voting rights. Preferred Stock has a one-time liquidation preference and as a class the right to one board seat and certain veto rights.

24. Describe the material terms of any indebtedness of the issuer:

Loan 1

Lender: PayPal

Issue date: 12/18/2019

Amount: $209,709.00

Outstanding principal plus interest: $92,765 as of 12/31/2020

Current with payments: Yes

Loan 2

Lender: Cross River Bank | Payroll Protection Program

Issue date: 04/20/20

Amount: $127,130.00

Outstanding principal plus interest: $9,742 as of 12/31/2020

Interest rate: 1.% p.a.

Maturity Date: 04/20/2022

Current with payments: Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2018	Regulation D, Rule 506(b)	Preferred stock	$500,000	General operations
12/2018	Regulation D, Rule 506(b)	Preferred stock	$240,000	General operations
9/2019	Regulation D, Rule 506(b)	Preferred stock	$260,000	General operations
4/2020	Regulation Crowdfunding	Priced Round	$273,629	General operations
5/2020	Regulation D, Rule 506(b)	Preferred stock	$10,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles super-powered with a price guide, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

In five years, we hope to have more than 100 million items in the database and 20 million price points in our price guide. We'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $911m worth of items in their collections already, we're well on our way. These projections cannot be guaranteed.

Milestones

Hobbydb Corp was incorporated in the State of Delaware in September 2013.

Since then, we have:

- We hope to conquer an underserved, $450 billion market comprised of 75 million collectors
- hobbyDB is home to 480,000 collectors who have collections worth $911 million
- $4,895,725 million in capital raised from Producer Adam Goldberg, Techstars, & 987 collectors
- We power the databases and price guides behind brands such as Funko and Hard Rock International
- Funko is profitable for us, representing an annual contribution of $250,000 and growing
- CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV
- User wish lists house 8.6 million items worth $767 million

Historical Results of Operations

Revenues & Gross Margin.
For the period ended December 31, 2020, the Company had revenues of $642,142 compared to the year ended December 31, 2019, when the Company had revenues of $430,582. Our gross margin was 78% in fiscal year 2020, compared to 70% in 2019.

Assets.
As of December 31, 2020, the Company had total assets of $346,846, including $106,993 in cash. As of December 31, 2019, the Company had $368,039 in total assets, including $103,067 in cash.

Net Loss.
The Company has had net losses of $274,340.62 and net losses of $650,788 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities.
The Company's liabilities totaled $193,898 for the fiscal year ended December 31, 2020 and $317,808 for the fiscal year ended December 31, 2019.

Related Party Transaction

No

Liquidity & Capital Resources

To-date, the company has been financed with $4,895,725 in equity.

March 2021 was the first month of profitability. Total profit was $4,456.31.

Runway & Short/Mid Term Expenses

Hobbydb Corp cash in hand is $106,061, as of April 2021. Over the last three months, revenues have averaged $41,806/month, cost of goods sold has averaged $6,326/month, and operational expenses have averaged $39,912/month, for an average burn rate of $4,431 per month.

Since the start of 2020, we have significantly reduced our cost base by half by further integrating our 3 main websites and building tools that allow our contributors to maintain many more parts of the site. We are continuing on this path and this crowdfunding is part of this strategy (we want the site to be owned by the people that build the hobbyDB database).

We have almost reached our ongoing cost basis (we still need to migrate the hosting of one of our sites) and expect to now focus on traffic growth (which automatically increases revenues through advertising and affiliate income) and serve more commercial sellers and brands through our Shopify integration and data offerings.

Our assumption is that we do not need to raise further funding but will continue to do so as this is part of our vision of being owned by our most important users, our contributors. We now have 989 shareholders that we could approach in the case we need to (we have a very loyal shareholder following as you can see from our past fundraising history further above).

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Christian Braun, certify that:

> (1) the financial statements of Hobbydb Corp included in this Form are true and complete in all material respects ; and

> (2) the tax return information of Hobbydb Corp included in this Form reflects accurately the information reported on the tax return for Hobbydb Corp filed for the most recently completed fiscal year.

_____

Christian Braun

Appendix 1 - Tax Return 2020

Appendix 2 - Financial Review 2020